

PALMIA

2019 Report

Dear investors,

We are so happy that our investors are a part of our company, Palmia and seeing our beer on the shelves in many stores in now 4 states. We continually build on our brand, while we brew more great beer that everyone loves. We have created new branding in 12 ounce aluminum cans as we look to new flavors in the near future. One that stands out is a gluten free, all-natural version with recipe already approved and ready to go. Our new packaging in cans is outselling the prior bottles and we are almost sold out. We have another brewing production lined up and ready to go to production. As the times change, so do we. We are always listening to the public and their requests. We are confident sales will take off this summer to a new level and we look to a successful 2020. One thing people always enjoy doing; and that is drinking lots of good beer.

We need your help!

Having our investors include us on their social media would help a lot while getting the word out to the masses would be great and well needed. Going into a local supermarket or bar that sells our beer is always well received and a proud moment to share with friends and people close to you. We are so thankful for those whom support us with these actions and we have received such great feedback from everyone that participates. Thank you again, and continue to spread the success.

Sincerely,

Robert Nathanson
CEO

David Epstein
President and Chairman of the Board

Our Mission

The beer industry does $106 billion in annual sales, according to Brewers Association, and we'd like to be a well-known brand and carried in grocery stores worldwide. Having relationships with retailers like Target and BevMo! we hope to grow exponentially each quarter while continuing to enter into new markets and deliver quality beer to the masses.

See our full profile

How did we do this year?

Report Card

A-

The Good

We signed with 6 new distributors in 4 states (California, Oregon, Nevada and Colorado) while being sold in Safeway in 44 locations.

We moved production to 12 ounce aluminum cans which is selling at a much greater pace

We've kept our operations expenses low while our sales are increasing monthly with new markets.

The Bad

We have distributors now selling, merchandising and delivering our beer, Palmia. The problem is they have a book of many brands.

Selling into big box grocery (ie: Safeway) is not at store managers level, rather corporate. Authorizing for more stores needed.

Independent Contractors work at their pace as we would like to have them work more at our pace. This slowed us down to some degree.

2019 At a Glance

January 1 to December 31


$$$$

$60,379 +496%
Revenue



-$97,051
Net Loss


IOU!

$22
Short Term Debt



$376,917
Raised in 2019



$195,000
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Palmia is much more than a refreshing, naturally lemon-infused beer. It is our 90 calorie love letter to good taste. Inspired by adventures on the coast of Spain, our dream was to bring a new choice to the light beer market, a lager that has superior flavor & offers a long overdue alternative to all the other watered-down beer brands. Whether you find yourself relaxing at the beach or just spending time with friends after work, Palmia wants your time & your beer to be of the highest quality.

The beer industry does $106 billion in annual sales, according to Brewers Association, and we'd like to be a well-known brand and carried in grocery stores worldwide. Having relationships with retailers like Target and BevMo! we hope to grow exponentially each quarter while continuing to enter into new markets and deliver quality beer to the masses.

Milestones

Palmia Corporation was incorporated in the State of California in June 2012.

Since then, we have:

- Partnerships with Whole Foods, Target, Total Wine & More, Cost Plus, Sprouts, BevMo! In fact, we are now being sold in Raley's, Sprouts, Nob Hill Foods, Cost Plus World Market and Total Wine & More.
- Sold in more than 150 California stores and 30 bars and restaurants less than a year after launch and recently opened distributor accounts in Oregon.
- Successfully raised $204,565 from 288 Wefunder investors in July 2017.
- Sold in some of the most recognizable bars and restaurants in San Francisco, including Sabrosa, Delarosa, Tacolicious, Monaghan's, Dosa, Chubby Noodle, Blue Light, and more.
- Partnerships with LYFT, San Jose Sharks, and SAP Center.
- Connections to Bottle Rock, Coachella, Life is Beautiful, ESPY's, and other large venues and events.
- Winner of the 2018 People's Choice Award for the "Best Beer" at the Fremont Chamber of Commerce Burger and Brew Fest, beating out 38 other beers.
- New Distribution (2019) with Southern Glazers in Nevada, Beauchamp in West Los Angeles, Mussetter in Sacramento, RNDC-Youngs in Colorado
- New Vendor for Safeway/Albertsons in Oregon and part of California 2019-Current
- New Vendor paperwork submitted to Kroger for Fall 2020 Re-Set
- New VP of Sales & Marketing (Mark Colburn) to team 2020

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $60,379 compared to the year ended December 31, 2018, when the Company had revenues of $10,131. Our gross margin was 80.58% in fiscal year 2019, compared to 100.0% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $354,136, including $195,000 in cash. As of December 31, 2018, the Company had $155,167 in total assets, including $41,016 in cash.
- *Net Loss.* The Company has had net losses of $97,051 and net losses of $33,093 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $142,273 for the fiscal year ended December 31, 2019 and $140,438 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Palmia Corporation cash in hand is $195,000, as of March 2019. Over the last three months, revenues have averaged $4,565/month, cost of goods sold has averaged $5,000/month, and operational expenses have averaged $5,000/month, for an average burn rate of $5,435 per month. Our intent is to be profitable in 18 months.

We plan to do a series A at some point in the future, raising from investors we're already talking to. The total cost for our business viability in the short term is $500,000, although we are aiming to raise 1.2 to 5million total. Our hope is to IPO in the future. Since the introduction of the Corona Virus (Covid-19) sales to on-premise and off-premise accounts have slowed down and some have come to a complete halt.

As of March 2020, we have experienced a pandemic (Covid-19) that is affecting business as usual in every market place, on and off-premise. We hope that both revenues and expenses will go up in the next 3 - 6 months, as we expand our footprint and hire more sales representatives. We'll also expect to increase our marketing spend.

We intend to focus on a number of specific milestones to track our achievement against our strategic objectives of market adoption and revenue growth. We believe significant insight has been gleaned from the initial product launch in San Francisco, and we plan to focus on the number of cases sold per month, number of cases used (consumption) and reorder rate among vendors, along with close monitoring of customer sentiment and brand recognition.

Net Margin: -161% **Gross Margin: 81%** **Return on Assets: -27%** **Earnings per Share: -$97,051.00**

Revenue per Employee: $30,190 **Cash to Assets: 55%** **Revenue to Receivables: 446%** **Debt Ratio: 40%**

Palmia_Corporation_Financial_Stateents-_Reviewed_2019.pdf

Palmia_Corporation_Financial_Statements-_Reviewed__4___1_.pdf

Palmia_Corporation_Financial_Statements-_Reviewed__2017_.pdf

We ❤ Our
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